SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                              SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                        PITTSBURGH FINANCIAL CORP.
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                             (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE PER SHARE
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                      (Title of Class of Securities)


                                 725098 10 7
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                               (CUSIP Number)




                              J. Ardie Dillen
                         Pittsburgh Financial Corp.
                          1001 Village Run Road
                        Wexford, Pennsylvania 15090
                               (724) 933-4509
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
Communications)

                              December 31, 2001
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages

CUSIP No. 725098 10 7                13D/A                   Page 2 of 6 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      J. Ardie Dillen
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                   7    SOLE VOTING POWER

                        97,887
NUMBER OF SHARES   -----------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        7,893
    WITH           -----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        97,887
                   -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        7,893
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      105,780
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.27%
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14    TYPE OF REPORTING PERSON*

      IN
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CUSIP No. 725098 10 7                13D/A                   Page 3 of 6 Pages


Item 1.  Security and Issuer

     This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Pittsburgh Financial Corp., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 1001 Village Run Road, Wexford, Pennsylvania 15090.

Item 2.  Identity and Background

     (a)  J. Ardie Dillen (the "Reporting Person")

     (b) The Reporting Person's business address is the Issuer's principal executive offices, 1001 Village Run Road, Wexford, Pennsylvania 15090.

     (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer and of Pittsburgh Savings Bank (dba BankPittsburgh) (the "Savings Bank"), a wholly-owned subsidiary of the Issuer.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     The Issuer has granted stock options and restricted stock to Reporting Person to acquire shares of Common Stock under the Issuer's stock option plan and recognition and retention plan.

     In addition, shares of Common Stock held by the Pittsburgh Financial Corp. Employee Stock Ownership Plan have been allocated to the account of the Reporting Person.

     These shares have been granted by the Issuer under employee benefit plans for no cash consideration to the Reporting Person.


CUSIP No. 725098 10 7                13D/A                   Page 4 of 6 Pages


Item 4.  Purpose of Transaction

     The Reporting Person is presently Chairman of the Board, President and Chief Executive Officer of the Issuer and the Savings Bank. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

     The Reporting Person may acquire additional shares of Common Stock from time to time. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer (except with respect to the equity-based compensation plans of the Issuer); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to create or fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) Pursuant to Rule 13d-1 of the Act, the Reporting Person beneficially owns 105,780 shares of Common Stock, including 45,913 shares which the Reporting Person had the right to acquire pursuant to the exercise of stock options, which represents approximately 7.27% of the

CUSIP No. 725098 10 7                13D/A                   Page 5 of 6 Pages


outstanding shares of Common Stock. At the date hereof, 1,408,699 shares of Common Stock were outstanding as reported in the Issuer's Form 10-Q for the period ended December 31, 2001, not including outstanding options to purchase shares of Common Stock and after taking into account the Issuer's repurchases of Common Stock during the quarter ended December 31, 2001.

     (b) The Reporting Person has sole voting and dispositive power with respect to 97,887 shares of Common Stock (which includes 2,400 shares of Common Stock held by the Reporting Person as custodian for his minor children, 790 shares held by the Issuer's dividend reinvestment plan for the Reporting Person as custodian for his minor children, 45,913 shares of Common Stock which may be purchased upon the exercise of stock options and 17,211 restricted shares). The Reporting Person has shared voting and dispositive power with respect to 7,893 shares of Common Stock.

     (c) The number of shares of Common Stock beneficially owned by the Reporting Person includes options to acquire 3,200 shares of Common Stock which vested and became exercisable between October 1 and December 31, 2001, 300 shares of restricted stock which vested between October 1 and December 31, 2001, and 1,795 shares of Common Stock which were allocated to the account of the Reporting Person under the ESOP for the plan year ended December 31, 2001.

     The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

     (d) Included in the shares of Common Stock beneficially owned by the Reporting Person are 1,500 shares held by the Reporting Person's spouse and 8,188 shares held by the ESOP which have been allocated to the Reporting Person's account.

     (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits

     Not applicable.


CUSIP No. 725098 10 7                13D/A                   Page 6 of 6 Pages




                                 Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 /s/J. Artie Dillen
                                                 ------------------
                                                 J. Ardie Dillen



                                                 Date: April 5, 2002